UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               MATRIX BANCORP INC
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    576819106
                                 (CUSIP Number)

                             CHARLES F. CROOG, ESQ.
                              FINANCIAL STOCKS, INC
                                 507 CAREW TOWER
                                 441 VINE STREET
                             CINCINNATI, OHIO 45202
                                 (513) 241-6166
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 27, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 2 of 10 Pages


1        NAME OF REPORTING PERSON:  Financial Stocks L.P.

         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY                   ------------------------
        OWNED BY          8          SHARED VOTING POWER
          EACH                       153,451 (See Item 5)
       REPORTING                     ------------------------
         PERSON           9          SOLE DISPOSITIVE POWER
          WITH                       0
                                     ------------------------
                          10         SHARED DISPOSITIVE POWER
                                     153,451 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          153,451 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES (see instructions)                         [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0% (See Item 5)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (see instructions)

          PN

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 3 of 10 Pages


1        NAME OF REPORTING PERSON:  Financial Stocks, Inc.

         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY                   ------------------------
        OWNED BY          8          SHARED VOTING POWER
          EACH                       153,451 (See Item 5)
       REPORTING                     ------------------------
         PERSON           9          SOLE DISPOSITIVE POWER
          WITH                       0
                                     ------------------------
                          10         SHARED DISPOSITIVE POWER
                                     153,451 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         153,451 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)

         CO

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 4 of 10 Pages


1        NAME OF REPORTING PERSON:  John M. Stein

         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY                   ------------------------
        OWNED BY          8          SHARED VOTING POWER
          EACH                       241,066 (See Item 5)
       REPORTING                     ------------------------
         PERSON           9          SOLE DISPOSITIVE POWER
          WITH                       0
                                     ------------------------
                          10         SHARED DISPOSITIVE POWER
                                     241,066 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          241,066 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)

         IN

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 5 of 10 Pages


1        NAME OF REPORTING PERSON:  Steven N. Stein

         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
        NUMBER OF         7          SOLE VOTING POWER
         SHARES                      0
      BENEFICIALLY                   ------------------------
        OWNED BY          8          SHARED VOTING POWER
          EACH                       241,066 (See Item 5)
       REPORTING                     ------------------------
         PERSON           9          SOLE DISPOSITIVE POWER
          WITH                       0
                                     ------------------------
                          10         SHARED DISPOSITIVE POWER
                                     241,066 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         241,066 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)

         IN

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 6 of 10 Pages


                           STATEMENT FOR SCHEDULE 13D

                  This Amendment No. 3 to Schedule 13D relates to common stock of Matrix Bancorp, Inc. ("Matrix"). This Amendment No. 3 amends Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the Securities and Exchange Commission on November 9, 2004 by Financial Stocks, Inc. as follows:

Item 2.           Identity and Background

                  This Schedule 13D is filed by Financial Stocks L.P., Financial Stocks, Inc., John M. Stein and Steven N. Stein (the "Joint Filers"). A Joint Filing Agreement is attached hereto as Exhibit 1.

                  Financial Stocks L.P. is an investment partnership organized in Ohio. The address of its principal office is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202. Its sole general partner is Financial Stocks, Inc.

                  Financial Stocks, Inc. is incorporated in Ohio. Its principal business is serving as an investment advisor. The address of its principal office is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202. Financial Stocks, Inc. is controlled by John M. Stein and Steven N. Stein.

                  John M. Stein is a U.S. citizen. His principal business is serving as President of Financial Stocks, Inc. The address of his principal business and its principal office is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

                  Steven N. Stein is a U.S. citizen. His principal business is serving as Chairman and Chief Executive Officer of Financial Stocks, Inc. The address of his principal business and its principal office is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

                  The names of directors and executive officers of Financial Stocks, Inc., and their respective addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Schedule I hereto, which Schedule is incorporated herein by reference.

                  During the last five years, neither the Joint Filers nor, to the best of the Joint Filers' knowledge, any of the persons listed in Schedule I hereto, has been convicted in a criminal proceeding or been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the company or such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 7 of 10 Pages


Item 3.           Source and Amount of Funds or Other Consideration

                  The purchases of common stock of Matrix were funded from the working capital of Financial Stocks L.P. and Financial Stocks Master Fund, Ltd.

Item 5.           Interest in Securities of the Issuer

                  Financial Stocks L.P. directly owns 153,451 shares, or approximately 2.0% of the 7,556,572 shares of common stock of Matrix outstanding, as reported in the press release incorporated by reference in its Schedule TO-I/A, dated as of January 27, 2006. Financial Stocks L.P. is controlled by Financial Stocks, Inc., which is controlled by John M. Stein and Steven N. Stein. Therefore, Financial Stocks, Inc., John M. Stein and Steven N. Stein share with Financial Stocks L.P. the power to vote and dispose of such shares, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by Financial Stocks, Inc., John M. Stein or Steven N. Stein as to the beneficial ownership of the shares owned by Financial Stocks L.P. A Joint Filing Agreement is attached hereto as Exhibit 1.

                  John M. Stein and Steven N. Stein also may be deemed to share the power to vote and dispose of 87,615 shares of Matrix common stock directly owned by Financial Stocks Master Fund, Ltd, through their control of Elbrook Holdings, LLC, which is the investment manager of Financial Stocks Master Fund, Ltd. The total number of shares of Matrix common stock for which John M. Stein and Steven N. Stein may be deemed to share the power to vote and dispose of is 241,066, or 3.2% of the total number of shares outstanding. The foregoing should not be construed in and of itself as an admission by John M. Stein or Steven N. Stein as to the beneficial ownership of the shares owned by Financial Stocks Master Fund, Ltd.

                  None of the individuals listed in Schedule I own any shares of Matrix common stock.

                  The only transaction effected by Financial Stocks L.P. and attributable to Financial Stocks, Inc., John M. Stein and Steven N. Stein in the class of securities reported herein in the past 60 days, was the tender of 261,622 shares at a price of $19.00 per share on January 27, 2006, pursuant to the Issuer's tender offer which expired on January 23, 2006.



Item 7.           Material to be Filed as Exhibits

                  A Joint Filing Agreement is filed as Exhibit 1.

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 8 of 10 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated:  February 1, 2006


                       FINANCIAL STOCKS L.P.

                           By: Financial Stocks, Inc.
                               ----------------------------
                               General Partner

                               By: /s/ John M. Stein
                                   ------------------------
                                   John M. Stein
                                   President


                       FINANCIAL STOCKS, INC.

                           By:  /s/ John M. Stein
                                ---------------------------
                               John M. Stein
                               President


                       /s/ John M. Stein
                       ------------------------------------
                       JOHN M. STEIN


                       /s/ Steven N. Stein
                       ------------------------------------
                       STEVEN N. STEIN

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 9 of 10 Pages


                                   SCHEDULE I

                             FINANCIAL STOCKS, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names, addresses and present principal occupation of directors and executive officers of Financial Stocks, Inc. are set forth below. Unless otherwise indicated the principal business address for each of the individuals listed below is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202. All of the individuals are U.S. citizens.

---------------------------- ------------------------- -------------------------
           NAME                 PRESENT PRINCIPAL               ADDRESS
                                    OCCUPATION
---------------------------- ------------------------- -------------------------
       John M. Stein          President of Financial
                                   Stocks, Inc.
---------------------------- ------------------------- -------------------------
      Steven N. Stein          Chairman and CEO of
                              Financial Stocks, Inc.
---------------------------- ------------------------- -------------------------
     Alexander D. Warm       Real Estate Development/       Belvedere Corp.
                                   Construction             500 Carew Tower
                                                            441 Vine Street
                                                          Cincinnati, OH 45202
---------------------------- ------------------------- -------------------------

   CUSIP No. 576819106      SCHEDULE 13D/A         Page 10 of 10 Pages


EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Dated:  February 1, 2006


                       FINANCIAL STOCKS L.P.

                           By: Financial Stocks, Inc.
                               ----------------------------
                               General Partner

                               By: /s/ John M. Stein
                                   ------------------------
                                   John M. Stein
                                   President


                       FINANCIAL STOCKS, INC.

                           By:  /s/ John M. Stein
                                ---------------------------
                               John M. Stein
                               President


                       /s/ John M. Stein
                       ------------------------------------
                       JOHN M. STEIN


                       /s/ Steven N. Stein
                       ------------------------------------
                       STEVEN N. STEIN